UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company"), dated January 13, 2012, announcing the Company's dividend and financial results for the fourth quarter of 2011.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-162171) filed on September 28, 2009 and Form F-3ASR (Registration No. 333-158212) filed on March 26, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: January 13, 2012	By: /s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tankers’ 4Q2011 Report. Dividend Maintained Despite a Weak Market in 4Q2011. The Company Announces Dividend for the 58th Consecutive Quarter since the Autumn of 1997.

Hamilton, Bermuda, February 13, 2012

Nordic American Tankers Limited (“NAT” or “the Company”) today announced that it has declared a dividend of $0.30 per share for 4Q2011. The non-GAAP measure, operating cashflow[1] was at cash break-even for 4Q2011 – an improvement from 3Q2011. This cash flow from marine operations of our vessels for the year 2011 was positive with $12.7m.  The shareholders are our partners. NAT believes that paying a dividend is in the best interest of the Company and its shareholders despite the weak market in 4Q2011.  The Company can indeed afford to pay a dividend even in this environment. The dividend of $0.30 per share to be paid in the first quarter of 2012 is the same as for the last three quarters of 2011. The dividend paid in 1Q2011 was $0.25 per share.

The Company is in a strong financial position and should be differentiated from shipping companies with weak balance sheets. The tanker market in 4Q2011 was stronger than in 3Q2011. Going into January and February 2012, the market has improved and at this time it seems that 1Q2012 will show an improvement on 4Q2011. Nevertheless, the spot market for tankers is always unpredictable and volatile.

The Company will pay the dividend on or about March 2nd, 2012 to shareholders of record as of February 23rd, 2012. Starting in the fall of 1997, when NAT began its operations, the company has paid a quarterly dividend for 58 consecutive quarters. Including the dividend for 4Q2011, the total dividend payments over this period amount to $43.04 per share.

The Company closed a stock offering January 24th, 2012, which strengthened the capital base with $75.9 million. The previous offering of the Company was more than two years ago, in January 2010. In combination with further acquisitions of vessels we expect that the offering will be accretive. Growth is a central element of the strategy of the Company. Our desire to maintain a strong balance sheet in the further expansion process is the main rationale of the offering. Over time it is essential that the transportation capacity – the number of ships – increases more than the share count.

During the fourth quarter of 2010 our operating fleet stood at 15 vessels. During the fourth quarter of 2011, the Company had 20 trading vessels after our second Samsung newbuilding was delivered to us in early November 2011. Our fleet has increased by 33% in a year and has substantially bolstered our earnings and dividend capacity going forward.

The Company remains committed to its strategy of accretive growth combined with a strong balance sheet.

Key points to consider:

•	Earnings per share in 4Q2011 were -$0.37 compared with -$0.27 in 4Q2010.

•	In 4Q2011 the total off hire was 58 days for the entire fleet of which 46 days were planned.

•	In November we established the Orion tanker pool on a 50/50 basis with Frontline Ltd.

•	The first of the two newbuildings from Samsung, the Nordic Breeze, was delivered to us in August 2011 and the second vessel, the Nordic Zenith, was delivered to us in November 2011.

[1] Operating cash flow (a non-GAAP measure) represents income from vessel operations before depreciation and non-cash administrative charges. For further information, please see reconciliation on page 9.

•	We continue to focus on cost efficiency - both in administration and onboard our vessels. The average daily operating costs per vessel were lower in 4Q2011 than the average in 2010.

•	The spot market rates achieved in the fourth quarter 2011 were about $12,000 per day per ship gross to us. In 3Q2011 our gross spot market rate was equivalent to $8,000 per day per ship.

•	Economic development in Asia remains strong while Europe is down and the growth in the US is still sluggish.

•	On January 24th, 2012 the Company closed an offering of shares, strengthening the capital with $75.9 million.

•	The Company does not engage in any type of derivatives.

Financial Information

The Board has declared a dividend of $0.30 per share for 4Q2011 to shareholders of record as of February 23rd, 2012 which is the same as for the three first quarters of 2011.  At the end of 2011 the share count stood at 47,303,394. As of the time of this report, after the offering that was closed January 24, 2012 the total number of shares outstanding is 52,915,639.

Earnings per share in 4Q2011 were -$0.37 per share compared to -$0.80 per share in 3Q2011 which includes elements associated with the Nordic Galaxy arbitration. The Company’s operating cash flow was $0.0m for 4Q2011, compared with -$5.5m for 3Q2011.

The major points of the arbitration process involving the Nordic Galaxy have been settled. The remaining item still not finally decided is related to the level of legal fees to be paid by us to the seller. We have charged the G&A account for the 4Q2011 with $1.6m being estimated legal fees incurred in the arbitration. This is offset by interest income of $1.2m received in 4Q2011 from the seller in connection with the outstanding loan balance. The loan that we extended to the seller has been repaid, including an offset of $16.2m being compensation to the seller. In connection with the follow-on offering that was closed January 24, 2012 we were required to file with SEC an Interim Financial Statement as per September 30, 2011 where this item was recognized as a subsequent event and is therefore not reflected in the 4Q2011 accounts. In economic terms, from our perspective this can be seen as a “cancellation” of a $90m vessel with a cancellation fee of about $16.2m except for those costs that we have charged to our profit & loss account earlier. It is to our advantage that the ship will not enter our fleet.

We continue to concentrate on keeping our vessel operating costs low, while always maintaining our strong commitment to safe vessel operations. We pay special attention to the cost synergies of operating a homogenous fleet that consists of double hull suezmaxes only.  As we expand our fleet, we do not anticipate our administrative costs to rise at the same rate as our expansion. In a weak tanker market other tanker companies may have challenges in keeping up technical standards as they cannot afford to spend the required funds for operations and maintenance.

As a general guideline, we cover the dividend from cash on hand.  NAT has a low cash break-even level of about $11,000 per day per vessel. The cash break-even rate is the amount of average daily revenue our vessels would need to earn in the spot tanker market in order to cover our vessel operating expenses, general and administrative expenses, interest expense and other financial charges.

As a matter of policy, the Company continues to keep a strong balance sheet with little net debt and a strong focus on the financial risk of the Company, an essential dimension of the strategy of the Company.

Annual average TCE* (USD/day)	Annual Dividend per share - 23 vessel fleet
$15 000	$0.62
$25 000	$2.16
$35 000	$3.71
$45 000	$5.25
* Time Charter Equivalent
Based on 355 revenue days, cash break-even
of $11,000/d, net debt of abt $7m per vessel

The Company is also in a good position to take advantage of prospective strong shipping markets, which will quickly translate into increased dividend payouts. The table indicates the annual dividend per share in various market scenarios, based on a fleet of 23 vessels.

R.S. Platou Economic Research a.s. reports that during seven of the last 12 years, up to the end of 4Q2011, tanker rates have averaged about $40,000 per day per vessel or more.  This is reflected in the graph shown later in this report. As a matter of policy the Company does not attempt to predict future spot rates.

Prices for second hand tankers have softened as indicated by our last acquisition in September 2011.  Should this trend continue, we will following our recent offering be in an excellent position to buy additional vessels at advantageous prices when the time is right. Such acquisitions would increase the dividend capacity of the Company. It is a prerequisite for any expansion of the fleet that the dividend and earnings capacity per share increase.

Our primary objective is to enhance total return[2] for our shareholders, including maximizing our quarterly dividend.

At the time of this report, the Company has net debt of $79.3m for the whole fleet (about $4.0m per vessel). In addition the Company has in place a revolving credit facility of $500m, of which $250m have been drawn at this time. Cash on hand at the time of this report is about $100m.

The $500m credit facility, which matures in September 2013, is not subject to reduction by the lenders and there is no obligation to repay principal during the term of the facility. The Company pays interest only on drawn amounts and a commitment fee for undrawn amounts.  We believe the Company is an attractive borrower in the eyes of the banks.

The tightened terms of commercial bank financing and higher margins on shipping loans are challenging for shipping companies that are highly leveraged. By having little net debt, NAT is better positioned to navigate the financial seas, and we believe this is in the best interests of our shareholders.

During 2011 the spot tanker market was weak.  However, the financial position of NAT gives us strong confidence going forward.

For further details on our financial position for 4Q2011, 3Q2011 and 4Q2010, please see later in this release.

The Fleet

The Company has a fleet of 20 vessels.  By way of comparison, in the autumn of 2004, the Company had three vessels; at the end of 2005 the Company had eight vessels; and at the end of 2006 the Company had 12 vessels. At the end of 2009 and 2010 we had 15 vessels in operation.  Please see the fleet list below. We expect that the expansion process will continue over time and that more vessels will be added to our fleet. Our vessels are employed in the spot market.

On a 50/50 basis together with Frontline we have established the Orion tanker pool, a co-op that is operational at the time of this report. We get earnings on 20 vessels out of the 30 vessels in the pool. This specialist suezmax pool with 30 double hull suezmax tankers is at the outset expected to enhance customer service further and to reduce costs. During the fourth quarter of 2011 NAT left the Gemini pool. This changeover is bringing us closer to the commercial operations. Orion Tankers is our chartering department, finding employment for the ships.

[2] Total Return is defined as stock price plus dividends, assuming dividends are reinvested in the stock

Vessel	Dwt	Vessel	Dwt
Nordic Harrier	151,475	Nordic Moon	159,999
Nordic Hawk	151,475	Nordic Apollo	159,999
Nordic Hunter	151,400	Nordic Sprite	147,188
Nordic Voyager	149,591	Nordic Grace	149,921
Nordic Fighter	153,328	Nordic Mistral	164,236
Nordic Freedom	163,455	Nordic Passat	164,274
Nordic Discovery	153,328	Nordic Vega	163,000
Nordic Saturn	157,332	Nordic Breeze	158,597
Nordic Jupiter	157,411	Nordic Aurora	147,262
Nordic Cosmos	159,998	Nordic Zenith	158,645
		Total dwt	3,121,914

The Nordic Harrier (previously named Gulf Scandic) was redelivered to the Company in October 2010 from its charterer, Gulf Navigation, and went directly into drydock for repairs.  The ship had been operated by the charterers since the autumn of 2004.  The drydock period lasted until the end of April 2011. Thereafter, the vessel is trading in the spot tanker market. The vessel had not been technically operated according to sound maintenance practices by the charterer, and its condition on redelivery to us was far below the contractual obligation of the charterer.  Therefore, NAT has a claim against the charterer for drydocking and other costs that the charterer is obligated to cover under the bareboat charter.  We have not been able to reach an agreement with Gulf Navigation and the matter is now in arbitration.

We continue to keep up the high technical quality of our fleet, a requirement in tanker operations. Total off hire (out of service) for 4Q2011 was 58 days for our fleet of which 46 days were planned off hire.  For the year 2011, total off hire was about 1.8% for the whole fleet, resulting in a utilization of 98.2%.

An attempt was made to hijack one of our vessels during its passage through the Gulf of Aden this past December. The attack was fended off by the US Navy. The U.S. Naval Force Central Command/5th Fleet is responsible for patrolling about 2.5 million square miles of water, which includes the Arabian Gulf, Red Sea, Gulf of Oman and parts of the Indian Ocean. The fleet’s presence is vitally important to all maritime activity in these areas and the USA is to be commended for placing its forces there.

Source: The US Navy

World Economy and the Tanker Market

The outlook for the world economy is uncertain. Seaborne imports of crude oil into the US are still at a low level. Unemployment is a worry in the USA but there are positive signs. The European economies are struggling with problems in the banking sector.  Several countries are also burdened with debt.  The economies of the Far East generally show continuing growth and are playing a key role in the development of the world economy.  Chinese crude oil imports increased 6% in 2011 compared with 2010.  At the current pace, annual crude imports into China will total a new record high in 2012.

Tanker market rates are also affected by newbuildings that enter the markets, increasing the supply of vessels.   As a matter of policy the Company does not attempt to predict future spot rates.

The average daily gross rate for our spot vessels was about $12,000 per day during 4Q2011 compared with a gross rate of $8,000 per day during 3Q2011. In a low spot market vessels may be waiting to get a cargo, while in a more robust market environment waiting days are minimized.

In a weak tanker market the speed of our vessels is much lower on the ballast voyages than in a stronger market.  To save bunkers some vessels go as low as about 8 knots in ballast depending upon the technical features of the vessels. We have installed fuel saving equipment on our vessels.

The graph above shows the average yearly spot rates since 2000 as reported by R.S. Platou Economic Research a.s.  The daily rates as reported by shipbrokers and by Imarex may vary significantly from the actual rates we achieve in the market, but these rates are in general an indication of the level of the market and its direction.  In any analysis of the tanker industry, the direction of the global economy is always the biggest imponderable.

Corporate Governance/Conflict of Interests

In the fall of 2010 the New York Stock Exchange Commission presented its final report on corporate governance. The Commission achieved consensus on 10 core principles. These principles include a) building long-term sustainable growth in shareholder value for the corporation as the board’s fundamental objective, b) the critical role of management in establishing proper corporate governance, c) good corporate governance should be integrated with the company’s business strategy and objectives and d) transparency for corporations and investors, sound disclosure policies and communication beyond disclosure. We believe the principles presented are essential elements of good corporate governance and the Company is in compliance with these principles.

It is vital for NAT to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties.  Interests must be aligned.  We will work to ensure that transactions with affiliates and/or related parties are transparent.

Strategy going forward

Our objective is to have a strategy that is flexible and has benefits in both a strong tanker market and a weak one.  If the market improves, higher earnings and dividends can be expected.   However, if rates remain low, the Company is in a position to buy vessels inexpensively by historical standards. Therefore, the company is able to improve its relative position in a weak market and is able to reap the benefits of a stronger environment thereafter.

After an acquisition of vessels or other forms of expansion, the Company should be able to pay a higher dividend per share and produce higher earnings per share than had such an acquisition not taken place.

Our full dividend payout policy will continue to enable us to achieve a competitive, risk adjusted cash yield over time compared with that of other tanker companies.

NAT is firmly committed to protecting its underlying earnings and dividend potential.

Our Company is well positioned in this marketplace. We shall endeavor to safeguard and further strengthen this position for our shareholders in a deliberate, predictable and transparent way.

We encourage investors who seek exposure to the tanker sector and who value dividends to review our company and its performance.

* * * * *

NORDIC AMERICAN TANKERS LIMITED
Amounts in USD '000
CONDENSED STATEMENTS	Three Months Ended						Twelve Months Ended
OF OPERATION	Dec. 31, 2011 (unaudited)		Sep. 30, 2011 (unaudited)		Dec. 31, 2010 (unaudited)		Dec. 31, 2011 (unaudited)		Dec. 31, 2010

Net Voyage Revenue	19 257		11 243		20 465		79 866		126 416

Vessel Operating Expenses	(15 392)		(13 847)		(11 849)		(54 859)		(47 113)
General and Administrative Expenses	(4 789	) *	(2 826	) *	(5 369	) *	(15 394	) **	(15 980	) **
Depreciation Expenses	(17 038)		(15 467)		(15 699)		(64 626)		(62 545)
Loss on Contract	0		(16 200	) ***	0		(16 200	) ***	0
Operating Expenses	(37 219)		(48 340)		(32 917)		(151 079)		(125 638)
Net Operating Income (Loss)	(17 962)		(37 097)		(12 452)		(71 213)		778

Interest Income	1 186		0		68		1 187		632
Interest Expense	(827)		(498)		(403)		(2 130)		(1 971)
Other Financial Income (Expense)	(51)		(77	) ***	(53)		(142)		(248)
Total Other Expenses	308		(575)		(388)		(1 085)		(1 587)
Net Income (Loss)	(17 654)		(37 672)		(12 840)		(72 298)		(809)
Basic Earnings per Shares	(0.37)		(0.80)		(0.27)		(1.53)		(0.02)
Basic Weighted Average Number of Common Shares Outstanding	47 302 241		47 270 630		46 898 782		47 159 402		46 551 564
Common Shares Outstanding	47 303 394		47 298 782		46 898 782		47 303 394		46 898 782

*) The G&A for the three months ended Dec. 31, 2011, Sep. 30, 2011 and Dec. 31, 2010 include non-cash charges of $0.9m, -$0.03m, and $1.9m respectively which are charges related to share based compensation and pension cost.
The G&A for the three months ended Dec. 31, 2011, Sept. 30, 2011 and Dec. 31, 2010 includes a one-time charge of $1.6m, $0.5m and $1.5m related to direct costs of the Nordic Galaxy.
**) The G&A for the twelve months ended Dec 31, 2011 and Dec 31, 2010 include non-cash charges of $3.1m and $5.3m which are charges related to share based compensation and pension cost.
The G&A for the twelve months ended Dec. 31, 2011 and Dec 31, 2010 includes a one-time charge of $2.4m and $1.5m related to direct costs of the Nordic Galaxy.
***) The Loss on Contract of Nordic Galaxy, of $16.2m was recognized as a subsequent event and $0.2m was recognized as other financial income, in our interim statement of operations for the nine months ended Sept. 30, 2011, on Form 6-K filed on January 18th, 2011 in connection with the follow-on offering.

CONDENSED BALANCE SHEETS	Dec. 31, 2011 (unaudited)	Dec. 31, 2010

Cash and Cash Equivalents	24 006	17 221
Accounts Receivable	19 157	11 046
Marketable Securities	583	0
Prepaid Expenses and Other Current Assets	39 354	43 376
Vessels, Net	1 022 793	988 263
Other Non-current Assets	19 492	23 177
Total Assets	1 125 385	1 083 083

Accounts Payable	5 304	2 934
Accrued liabilities	12 642	4 060
Long-term Debt	230 000	75 000
Deferred Compensation Liability	9 876	8 134
Shareholders' Equity	867 563	992 955
Total Liablilities and Shareholders' Equity	1 125 385	1 083 083

NORDIC AMERICAN TANKERS LIMITED
Amounts in USD '000

CONDENSED STATEMENTS OF	Twelve Months Ended
CASH FLOW	Dec. 31, 2011 (unaudited)	Dec. 31, 2010

Net Cash Provided by (Used in) Operating Activities	(12 163)	57 752

Investment in Marketable Securities	(795)	0
Investment in Vessels	(91 536)	(194 426)
Investment in joint venture	(61)	0
Repayment of (Loan to) seller, Nordic Galaxy	10 609	(8 384)
Net cash Used in Investing Activitites	(81 783)	(202 810)

Proceeds from Issuance of Common Stock	4	136 510
Proceeds from Use of Credit Facility	155 000	225 000
Repayments on Credit Facility	0	(150 000)
Dividends Paid	(54 273)	(79 728)
Net Cash Provided by (Used in) Financing Activities	100 731	131 783

Net Increase (Decrease) in Cash and Cash Equivalents	6 785	(13 275)
Cash and Cash Equivalents at Beginning of Period	17 221	30 496
Cash and Cash Equivalents at End of Period	24 006	17 221

NORDIC AMERICAN TANKERS LIMITED
Reconciliation of non-GAAP financial measures
(Amounts in USD '000)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2011 (unaudited)	Sep. 30, 2011 (unaudited)	Dec 31, 2010 (unaudited)	Dec. 31, 2011 (unaudited)	Dec. 31, 2010
Voyage Revenue	24 629	16 172	20 465	94 787	126 416
Voyage Expense	(5 372)	(4 929)	0	(14 921)	0
Net Voyage Revenue (3)	19 257	11 243	20 465	79 866	126 416

		Three Months Ended		Twelve Months Ended
	Dec. 31, 2011 (unaudited)	Sep. 30, 2011 (unaudited)	Dec 31, 2010 (unaudited)	Dec. 31, 2011 (unaudited)
Net Operating Income (Loss)	(17 962)	(37 097)	(12 452)	(71 213)
Depreciation Expense	17 038	15 467	15 699	64 626
Loss on Contract	0	16 200	0	16 200
Share Based Compensation and Pension Cost	891	(34)	1 935	3 129
Operating Cash Flow (2)	(33)	(5 464)	5 182	12 742

(2)	Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(3)	Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Head of Investor Relations, Norway
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Jacob Ellefsen, Head of Research, United Kingdom
Nordic American Tanker Shipping Limited
Tel: + 44 20 31 78 58 20   or + 44 78 27 92 94 11

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291